UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Announcement of Second Quarter 2024 Results

On August 15, 2024, Grab Holdings Limited (“Grab”) announced its financial results for the second quarter ended June 30, 2024. The announcement is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Grab Reports Second Quarter 2024 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	/s/ Peter Oey____
Date: August 15, 2024		Name: Peter Oey
Title: Chief Financial Officer